June 11, 2024

Attn:	Mr. Larry Spirgel

Office Chief

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington DC 20549

Re:	Offering Statement on Form 1-A Filed March 28, 2024 File No. 024-12419

Dear Mr. Spirgel:

We acknowledge receipt of the comments in the letter dated April 26, 2024 from the staff of the Division of Corporate Finance - Office of Technology (the “Staff”) the regarding the Offering Statement of Mode Mobile. Inc. (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A

Current (Gibraltar) Limited & $CRNC Token Issuance, page 17

1.	Please incorporate your responses to prior comment 3 in your Offering Circular.

The Company has incorporated into the Offering Circular the responses provided to the Staff in response to comment 3 in the previous comment letter issued by the Staff to the Company.

Securities Being Offered, page 26

2.	We note your response to prior comment 4 regarding the rights and privileges of your equity securities. In your selling securityholders’ table on page 42, you indicate that your selling securityholders will convert their Seed Series Preferred, Class A Common Stock, and Class B Common Stock underlying Options into 30 million Class AAA Common Stock and offer these shares in this Offering Statement. However, in this section, you do not indicate that such shares are convertible into Class AAA Common Stock. Instead, you disclose that Class AAA Common Stock, Class B Common Stock, Class C Common Stock, and Seed Series Preferred shares are convertible into Class A Common Stock under certain circumstances. Please clarify this discrepancy.

The Company has amended its certificate of incorporation to provide that each of the Company’s Seed Series Preferred Stock, Class A Common Stock, Class B Common Stock, and Class C Common Stock are convertible into Class AAA Common Stock. The Company has filed a copy of its new Amended and Restated Certificate of Incorporation with these updated terms as an exhibit to the offering statement, and has updated the description of its capital stock in the Offering Circular to reflect the updated terms of its new Amended and Restated Certificate of Incorporation.

Plan of Distribution and Selling Security Holders, page 36

3.	We note your response to prior comment 6 regarding your bonus share program for existing shareholders of other companies listed on page 37. While you indicate you have no commercial relationship with each of these companies, please clarify if these companies are aware you are offering bonus shares to their existing shareholders and if there is an arrangement or expectation, or lack thereof, of offering similar bonus shares to their shareholders in future offerings. Further, while you indicate the criteria used for each entity to be chosen, please clarify how you discovered or identified each company. For example, if they were referred to you by your placement agent or other sources.

To the best of the Company’s knowledge, none of these companies are aware the Company is offering bonus shares to their existing shareholders. There is no arrangement or expectation that these companies will offer similar bonus shares to their shareholders in future offerings. The Company discovered these companies from online research conducted by the Company’s executive team. They were not referred to the Company by our placement agent or any other outside source. The Company has added disclosure in the Offering Circular to further clarify these points.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Mode Mobile, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc:	Dan Novaes

CEO of Mode Mobile, Inc.